Published: 13:32 26.06.2006 GMT+2 /HUGIN /Source: Crew Gold Corporation /OSE: CRU /ISIN: CA2265301036

CREW TO ACQUIRE NEW GOLD PROJECT IN THE PHILIPPINES

TRADING SYMBOL: TORONTO & OSLO: CRU FRANKFURT: KNC OTC-BB-other: CRUGF

LONDON, United Kingdom: June 26, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Agreement on new Gold property in Mindanao signed.

Crew is pleased to announce it has signed an option agreement with Plethora Mining Corporation of the Philippines to earn into the Tandic Gold Project in San Mariano Municipality, Compostela Valley Province in south eastern Mindanao, the Philippines. Under the terms of the agreement, Crew will acquire an option to earn an initial 50% of the property through expenditure of USD 1 million on exploration and development over a period not exceeding 5 years. Following the 50% earin-in, Crew can sole fund exploration, development and feasibility studies to earn up to 90% of the project.

The large concession area of approximately 10,500 ha is more than three times the area Crew and its associated partners hold in the Masara mine and represents a major growth potential for the Company in both gold and copper-gold.  The area is largely uninhabited mountainous terrain is situated approximately 11 kms east northeast of Crew's Masara mine operations and adjacent to the Amacan Copper mine of North Davao Mining Corporation.

Geologically the prospect is part of the Masara Mineral Province where rich mineralization of epithermal gold-silver veins and porphyry copper-gold deposits related to Miocene to Pleistocene magmatism occur along the Philippine Fault System.

At least seven major vein systems have been identified and partly sampled within the property.  The bulk of early work was conducted on two of the seven known vein systems: the Don Marcelo and Don Elpo vein complexes.  Only minimal work has been undertaken on the other five systems.  Intensive artisanal or small scale mining activities are seen along both these vein systems and in other locations within the area.

Previous work on the property indicates outcrop sampling with assay grades in the range of 1g/t Au to 11 g/t Au, with most data in the range of 2 to 5 g/t Au.  The sampled vein materials are highly weathered, resulting in disintegration and wash out of the material to the creeks, where detrital quartz snd gold nuggets are found in sand bars and creek banks.  Drilling has yet to be conducted in the area.  Sampling from shallow trenches and artisanal workings has demonstrated that mineralized veins range from 0.5 meter to 13 meters width.  Drilling has yet to be conducted in the area.  The Company has not conducted work required to verify the quoted data and does not consider the previous assay information as being NI43-101 compliant

The striking geological and structural similarities with the Apex/Masara vein systems nearby and the location of this property within one of the richest mineral provinces in the Philippines gives the Company high expectations that modern systematic exploration in this very large concession area will lead to new discoveries of commercial gold deposits.

Jan Vestrum, President & CEO of Crew commented,  "The option to acquire a controlling position in the Tandic project is an important development and demonstrates the further delivery of our Company's strategy to consolidate a substantial area in the Masara district to deliver a long mine life through acquisition of high quality projects.  We view the Masara district to be particularly promising for both gold and copper-gold production and a consolidation in the area will allow for major investments and prosperity for the region and substantial growth potential for Crew."

                                                                             Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

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